

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 10, 2018

Via E-Mail
Darin R. Vickery
Chief Financial Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re:** **iPass Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 0-50327**

Dear Mr. Vickery:

     We refer you to our comment letter dated December 20, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Cecilia Blye

     Cecilia Blye, Chief
     Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director